Form 10-K, Exhibit 13
period 2004-12-31
IDS MANAGED FUTURES L P
filed 2005-03-31
CIK 809061

Back to the 10-K

Exhibit 13.01

IDS Managed Futures, L.P.
Annual Report

Message from the General Partners

Dear Limited Partner:

The Partnership recorded a profit of $892,762 or $21.53 per unit for 2004, representing a gain of 4.84%. On December 31, 2004, JWH & Co was managing 77% of the Partnership's assets while Sunrise Capital Partners was managing 23% of the Partnership's assets.

Volatility was a major factor in many markets. During the first half of the year, choppy markets were unfavorable for most trend-following strategies, even with some select markets having strong directional moves. Although not high by historical standards, the spikes in volatility were apparent through large price moves coupled with strong reversals. Nevertheless, the second half of the year, especially the fourth quarter, was marked by a strong dollar decline, a rally in bonds, defined direction in the agricultural commodities (cocoa, coffee, grains) and energy and all contributed to last quarter gains.

The performance in the first quarter was positive, with the bulk of the profits coming from the fixed-income sector, followed by the agriculture, metals and energy sectors. Profits were gained from lower yields in the fixed income sector in both the US and Europe. US bonds continued to rally during the first quarter, though higher US yields were expected after Mr. Greenspan's comment on the need for higher interest rates. The largest gains of the quarter were posted in the European fixed-income market as slow growth in the EU (especially Germany) was a strong driver in the rally by both the Bund and Bobl markets. Profits were seen in agriculture, with soybeans reaching highs not seen in decades. In metals, profits were gained in both copper and silver. Base metal prices rose on the back of strong manufacturing growth in China and continued growth in US housing. Energies also posted positive returns. Limits to production and increased talk of an OPEC cut helped to continue the upward trend. Global stock indices added slightly to performance during the quarter, as no clear trends were apparent. The currency sector dampened the Partnership's gains from other markets in the first quarter. The markets were hit with strong increases in volatility and daily trading ranges, as well as some key reversals.

The Partnership's performance was down during the second quarter as five out of six market sectors traded posted losses. The change in US employment growth prospects hurt profitability. Concerns about future growth in China and Chinese monetary policy changes aimed at controlling the growth in credit caused a major reversal in many commodity markets, especially the base metals. Currencies saw limited longer-term price changes coupled with strong reversals. In the case of the yen, there was no government intervention during the second quarter as there had been during the first quarter, but the relatively high level of volatility continued because of the threat of further intervention. The fixed-income sector also hurt performance during the quarter. Even after the first rate increase in four years, the price of the 10-year bond was only slightly higher than at the beginning of the year. The Bund market was also range-bound, because of the steadier monetary policy of the European Central Bank, as well as muted growth and inflation prospects in Europe. Stock indices hurt performance, as mixed views on growth prospects in key economies kept prices in a relatively tight range. Energy trading proved to be the sole area for profits during the quarter.

The Partnership's returns in the third quarter were negative. The sectors holding back performance were currencies, domestic interest rates, stock indices and metals. US equities continued to stay range-bound for most of the third quarter as the VIX index of volatility fell to all-time lows. However, the European and Japanese markets did not follow suit. The Eurostoxx was able to rally towards the end of summer, while the Nikkei index bounced off the lows it had reached earlier in the year. On the other hand, the energy sector once again provided the best returns, as a combination of hurricanes in the Gulf of Mexico and political risk in the Middle East drove crude oil prices higher than $50 per barrel at the end of September. Additional gains were seen during the quarter in fixed income. Despite the fact that the rise in US short-term interest rates reduced growth and inflationary expectations, there was a major bond rally. Fixed income also rallied in Japan, Australia, Great Britain and, to a lesser extent, in Europe. The Partnership also benefited as the grain markets continued to fall in response to expectations that harvests would be very strong.

Performance was very strong during the fourth quarter as the currency sector was able to break out of its year long trading range. When the markets started expecting a Bush win and grasped the effects of another four years of his presidency, the US dollar sell-off began. The US dollar sell-off also helped the fixed-income sector to post positive returns for the quarter, as European rates rallied reflecting slowing economies and the strengthening euro across Europe. Compared to the currency and fixed-income markets, the other market sectors (indices, metals, energies and agriculture) were mixed for the quarter, and did not have an appreciable effect on the Partnership's returns.

Overall, the Partnership had a positive year. After an extremely difficult first half of 2004 characterized by choppy, trendless markets, the Advisors' investment approaches once again proved profitable in the second half of the year. The Partnership continues to be managed by two independent Commodity Trading Advisors. John W. Henry & Company's Financial and Metals program manages the majority of the assets of the Partnership, while Sunrise Capital Partner's Expanded Diversified program manages the balance. The General Partners continue to monitor on-going trading performance and will make additional changes if and when warranted.

On Feb. 1, 2005, American Express Company, announced plans to pursue a spin-off of 100% of the common stock of American Express Financial Corporation (AEFC) to shareholders of American Express Company. IDS Futures Corporation, one of the General Partners of IDS Managed Futures, L.P. is an indirect subsidiary of AEFC. The transaction, expected to be completed in the third quarter of 2005, is subject to certain regulatory and other approvals, as well as final approval by the board of directors of American Express Company. Upon completion of the transaction AEFC will be a publicly traded company separate from American Express Company. The current agreements between AEFC and its affiliates will remain in place. No changes in operations or personnel are anticipated.

Effective March 7, 2005, Frank A. McCarthy became President of IDS Futures Corporation, replacing Kris Peterson. Mr. McCarthy joined AEFA in August 2004 as Vice President and General Manager of Brokered Products and Trust Services and has over twenty years of experience in the investment industry. The General Partners do not feel that this appointment will have a material effect on the Partnership.

Thank you for your ongoing support of the Partnership.

Frank A. McCarthy President IDS Futures Corporation	James A. Davison President, CEO and Director CIS Investments, Inc.

IDS Managed Futures, LP
Table of Contents

Report of Independent Registered Public Accounting Firm

Financial Statements:
      Statements of Financial Condition, December 31, 2004 and 2003

       Statements of Operations, Years ended December 31, 2004, 2003, and 2002

       Statements of Changes in Partners' Capital, Years ended December 31, 2004, 2003, and 2002

       Condensed Schedule of Investments, December 31, 2004

Notes to Financial Statements

Acknowledgment

Report of Independent Registered Public Accounting Firm

The Board of Directors of CIS Investments, Inc. and the Partners of
IDS Managed Futures, L.P.:

We have audited the accompanying statements of financial condition of IDS Managed Futures, L.P. (the Partnership) as of December 31, 2004 and 2003, including the condensed schedule of investments as of December 31, 2004, and the related statements of operations and changes in partners' capital, for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IDS Managed Futures, L.P. as of December 31, 2004 and 2003, and the results of its operations and changes in its partners' capital, for each of the years in the three-year period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

March 9, 2005

IDS MANAGED FUTURES, L.P. Statements of Financial Condition December 31, 2004 and 2003

Assets	2004	2003
Assets:
Equity in commodity futures trading accounts:
Cash on deposit with Brokers	$19,942,401	21,891,857
Unrealized gain on open contracts	1,670,222	1,253,021
Investment in other commodity pools	6,260,461	8,402,085
	27,873,084	31,546,963

Interest Receivable	32,030	13,919
Redemptions receivable from other commodity pools	218,388	343,520
Total Assets	$28,123,502	31,904,402

Liabilities and Partners' Capital
Liabilities:
Accrued commissions	$31,228	16,284
Accrued exchange, clearing and NFA fees	434	345
Accrued management fees	35,995	38,540
Accrued incentive fees	210,391	49,765
Accrued operating expenses	42,000	38,000
Redemptions payable	426,677	685,784

Total liabilities	746,725	828,718

Partners' Capital:
Limited partners (56,874.41 and 68,031.46 units outstanding at December 31, 2004 and 2003, respectively)	26,523,624	30,261,921
General partners (1,829.41 units outstanding at December 31, 2004 and 2003)	853,153	813,763
Total parters' capital	27,376,777	31,075,684
Total liabilities and partners' capital	$28,123,502	31,904,402

See accompanying notes to financial statements.

IDS MANAGED FUTURES, L.P. Statements of Operations Years ended December 31, 2004, 2003, and 2002

	2004	2003	2002
Revenues:
Gain (loss) on trading of commodity contracts:
Realized gain on closed positions	$1,707,896	6,548,486	7,719,073
Change in unrealized gain (loss) on open contracts	417,201	(775,848)	1,115,337
Interest Income	233,061	204,186	256,021
Income from investment in other commodity pools	399,392	1,724,063	1,421,913
Foreign currency transaction (loss) gain	(46,854)	91,684	62,852
Other income	0	33,749	0
Total revenues	2,710,696	7,826,320	10,575,196

Expenses:
Commissions	629,438	664,660	532,046
Exchange, clearing, and NFA fees	5,463	4,623	4,918
Management fees	393,121	470,804	380,738
Incentive fees	295,560	712,877	1,376,333
Other operating expenses	67,061	51,319	62,629
Administrative fee	427,291	422,653	384,306
Total expenses	1,817,934	2,326,936	2,740,970

Net income	$892,762	5,499,384	7,834,226

Income per unit of limited partnership interest *	$21.53	69.70	89.82
Income per unit of general partnership interest *	21.53	69.70	89.82
* Represents the increase in unit value during the year.

See accompanying notes to financial statements.

IDS MANAGED FUTURES, L.P. Statements of Changes in Partners' Capital Years ended December 31, 2004, 2003, and 2002

	Units*	Limited partners	General partners	Total partners' capital

Balance at December 31, 2001	95,697.99	$27,302,665	646,878	27,949,543
Net income		7,669,673	164,552	7,834,225
Redemptions	(15,583.53)	(4,920,177)	(125,188)	(5,045,365)

Balance at December 31, 2002	80,114.46	30,052,161	686,242	30,738,403
Net income		5,371,863	127,521	5,499,384
Redemptions	(12,083.00)	(5,162,103)	0	(5,162,103)

Balance at December 31, 2003	68,031.46	30,261,921	813,763	31,075,684
Net income		853,372	39,390	892,762
Redemptions	(11,157.05)	(4,591,669)	0	(4,591,669)

Balance at December 31, 2004	56,874.41	$26,523,624	853,153	27,376,777

Net asset value per unit December 31, 2004		$466.35	466.35
Net asset value per unit December 31, 2003		444.82	444.82
Net asset value per unit December 31, 2002		375.12	375.12
* Units of Limited Partnership interest.

See accompanying notes to financial statements.

IDS MANAGED FUTURES, L.P. Condensed Schedule of Investments December 31, 2004

	Number of contracts	Principal/ notional value	Value/open trade equity
Long positions
Futures positions (1.07%):
Interest rates	1,064	$220,373,019	(91,329)
Metals	139	7,151,095	281,249
Indices	260	9,410,424	103,100

		236,934,538	293,020

Forward positions (6.55%):
Australian Dollars	2	3,829,879	157,681
European Euro	3	20,813,885	543,422
British Pound	4	21,282,763	78,255
Japanese Yen	1	26,215,003	733,498
Swiss Franc	1	14,419,481	280,579

		86,561,011	1,793,435

Total long positions		$323,495,549	2,086,455

Short positions
Futures positions (-0.52%):
Interest Rates	198	$47,737,800	(34,650)
Metals	16	1,229,550	(106,525)

		48,967,350	(141,175)

Forward positions (-1.00%):
European Euro	1	2,595,457	(51,541)
Japanese Yen	5	10,991,310	(223,517)

		13,586,767	(275,058)

Total short positions		$62,554,117	(416,233)

Total open contracts (6.10%)			$1,670,222
Cash on deposit with brokers (72.84%)			19,942,401
Investment in other commodity pools (22.87%)			6,260,461
Other liabilities in excess of assets (-1.81%)			(496,307)

Net assets (100.00%)			$27,376,777

See accompanying independent auditors' report

Notes to Financial Statements December 31, 2004, 2003, 2002

(1)	General Information and Summary
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

The General Partners are IDS Futures Corporation (IDSFC) and CIS Investments, Inc. (CISI). The General Partners are registered commodity pool operators under the Commodity Exchange Act, as amended (the "CE Act") and are responsible for administering the business and affairs of the Partnership exclusive of trading decisions. IDS Futures is an affiliate of American Express Financial Advisors Inc. ("AEFA"), formerly IDS Financial Services Inc., which acts as the Partnership's introducing broker and selling agent. The clearing broker is Cargill Investor Services, Inc. (Clearing Broker or CIS), an affiliate company of CISI. The broker for forward contracts is CIS Financial Services, Inc. (CISFS or Forwards Currency Broker), an affiliate of CISI. The Clearing Broker and the Forwards Currency Broker collectively will be referred to as the Brokers.

Units of the Partnership representing an initial investment of $7,500,000 and combined reopenings of $80,000,000 were offered through April 30, 2001. Effective May 1, 2001, the Partnership no longer accepted new investors. During the combined offerings, 239,274.23 units, representing a total investment of $66,263,938, were purchased by the Limited Partners; and 2,883.57 units, representing a total investment of $560,110 were purchased by the General Partners. Selling commissions and organizational and offering expenses of $6,133,679 were paid by the new limited partners. Refer to the IDS Managed Futures, L.P. prospectus dated April 11, 2000, as supplemented January 1, 2001, for further details concerning the offerings.

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

(a) Revenue Recognition
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

(b) Redemptions
A Limited Partners may cause any or all of his or her units to be redeemed by the Partnership effective as of the last trading day of any month. Redemptions are based on the Net Asset Value per unit on such date as of the last day of the month and require ten days written notice to the General Partners. Payment will be made within ten business days of the effective date of the redemption. The Partnership's Limited Partnership Agreement contains a full description of redemption and distribution procedures.

(c) Commissions
The Partnership pays CIS commissions on trades executed on its behalf at a rate of $17.50 per half-turn contract. The Partnership pays this commission directly to CIS and CISFS, and CIS then reallocates $10 per half-turn to AEFA, which provides introducing brokerage service to the Partnership.

(d) Foreign Currency Transactions
Trading accounts in foreign currency denominations are susceptible both to movements in underlying contract markets as well as to fluctuation in currency rates. Translation of foreign currencies into U.S. dollars for closed positions are translated at an average exchange rate for the year, while year-end balances are translated at the year-end currency rates. The impact of the translation is reflected in the statements of operations.

(e) Use of Estimates
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
Management fees are accrued and paid monthly, incentive fees are accrued monthly and paid quarterly, and General Partners' administrative fees are paid annually and amortized monthly. Trading decisions for the periods of these financial statements were made by the following Commodity Trading Advisors (CTAs): John W. Henry & Company, Inc. (JWH) and Sunrise Capital Partners LLC, via the Partnership's investment in IDS Managed Fund LLC (refer to Footnote 6 - Investments in Other Commodity Pool).

Under signed agreement JWH receives a monthly management fee of 0.167% (a 2% annual rate) of the Partnership's month-end net assets under its management calculated before reduction for any incentive fee and redemptions for the month. Also, under signed agreement the Partnership pays to JWH a quarterly incentive fee equal to 20% of the new trading profits, if any, attributable to trading directed by JWH. This fee is calculated after deduction of all trading expenses including management fees.

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
The Partnership's investment in other commodity pools is recorded at fair value and is subject to the market and credit risks of financial instruments and commodity contracts held or sold short by those entities. The Partnership bears the risk of loss only to the extent of the market value of its respective investments.

The Partnership engages in the speculative trading of U.S. and foreign futures contracts, options on U.S. and foreign futures contracts, and forward contracts (collectively derivatives). These derivatives include both financial and non-financial contracts held as part of a diversified trading strategy. The Partnership is exposed to both market risk, the risk arising from changes in the market value of the contracts; and credit risk, the risk of failure by another party to perform according to the terms of a contract.

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

The Partnership has cash on deposit with an affiliate interbank market maker in connection with its trading of forward contracts. In the event of interbank market maker's insolvency, recovery of the Partnership assets on deposit may be limited to account insurance or other protection afforded such deposits. In the normal course of business, the Partnership does not require collateral from such interbank market maker. Due to forward contracts being traded in unregulated markets between principals, the Partnership also assumes a credit risk, the risk of loss from counterparty non-performance.

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

Net trading results from derivatives for the years ended December 31, 2004, 2003, and 2002, are reflected in the statements of operations and equal gains (losses) from trading less brokerage commissions. Such trading results reflect the net gain arising from the Partnership's speculative trading of futures contracts, options on futures contracts, and forward contracts.

The notional amounts of open contracts at December 31, 2004, as disclosed in the Condensed Schedule of Investments, do not represent the Partnership's risk of loss due to market and credit risk, but rather represent the extent of the Partnership's involvement in derivatives at the date of the statement of financial condition.

The Limited Partners bear the risk of loss only to the extent of the market value of their respective investments.

(6)	Investments in Other Commodity Pool
In December 2001, the Partnership invested in another commodity pool, IDS Managed Fund LLC (IDSMF). Trading decisions for IDSMF for the fiscal year ended December 31, 2004 were made by Sunrise Capital Partners, LLC. The investment is subject to the terms of the respective advisory contract and other agreements of this commodity pool.

Income (loss) is net of the Partnership's proportionate share of fees and expenses incurred or charged by IDSMF. During 2004, IDSMF charged monthly management fees of 0.167% (a 2% annual rate) of the month-end net asset value and a quarterly incentive fee of 20% of new trading profits.

Investment value in IDSMF is based on the proportionate share of units the Partnership has in IDSMF at the end of each month. The Partnership's risk of loss in its investee pool is limited to its investment. The Partnership may make additional contributions or withdrawals to its investment in IDSMF as of the last day of any month.

Summarized information reflecting the Partnership's investment in, and the operations of, the investee pool is as shown in the following table.

Investment in IDSMF, December 31, 2003	$ 8,402,085
Results of operations of IDSMF:
Revenues	1,183,797
Management and incentive fees	(516,466)
Other expenses	(136,603)
Net income before allocation to Limited Partners	530,728
Allocation to the other Limited Partner	(131,336)
Partnership's income from investment in IDSMF	399,392
Partnership's redemptions in IDSMF	(2,541,016)
Net Asset Value of the Partnership's Investment in IDSMF, December 31, 2004	$ 6,260,461

The following table is a summary of IDSMF's net assets, at December 31, 2004.

	Number of contracts	Principal/ notional value	Value/open trade equity
Long positions
Futures positions:
Agriculture	24	$933,750	44,925
Interest rates	124	13,265,713	31,727
Metals	62	2,958,107	92,636
Indices	19	2,854,071	47,404

		20,011,641	216,692
Forward positions:
Currencies	114	28,705,830	224,171

Total long positions		$48,717,471	440,863

Short positions
Futures positions:
Agriculture	30	$367,863	5,475
Interest Rates	50	12,093,500	21,188
Metals	10	509,272	(53,463)

		12,970,635	(26,800)
Forward positions:
Currencies	88	15,820,824	(192,800)

Total short positions		$28,791,459	(219,600)

Total open contracts			$221,263
Cash on deposit with brokers			8,407,982
Other liabilities in excess of assets			(268,213)

Net assets of the investee pool			8,361,032
Allocation for other limited partner's investment			(2,100,571)

Net assets of Partnership's investment in IDSMF, December 31, 2004			$6,260,461

(7)	Financial Highlights
The following financial highlights show the Partnership's financial performance for the period ended December 31, 2004. Total return is calculated as the change in a theoretical beneficial owner's investment over the entire period - a percentage change in the net asset value from December 31, 2003 to December 31, 2004. Total return is calculated based on the aggregate return of the Partnership taken as a whole.

Net Asset Value per unit at December 31, 2003	$ 444.82
Income per unit	21.53

Net Asset Value per unit at December 31, 2004	$ 466.35

Total Return:
Total return before incentive fee	5.83%
Less incentive fee allocation	0.99%

Total Return	4.84%

Ratio to average net assets:
Net income	3.31%
Expenses:
Expenses	5.64%
Incentive fees	1.10%

Total expenses	6.74%

The net income and expense ratios are computed based upon the weighted average net assets for the Partnership for the period ended December 31, 2004.

Acknowledgment

To the best of my knowledge and belief, the information contained herein is accurate and complete.

Shaun D. O'Brien Chief Financial Officer, CIS Investments, Inc., One of the General Partners and Commodity Pool Operators of IDS Managed Futures, L.P.