Form 10-K/A, Exhibit 13
period 2004-12-31
IDS MANAGED FUTURES L P
filed 2005-07-01
CIK 809061

Back to the 10-K/A

Exhibit 13.02

IDS Managed Fund, LLC
Table of Contents

Independent Auditors' Report

Financial Statements:
      Statements of Financial Condition, December 31, 2004

       Statements of Operations, Years ended December 31, 2004

       Statements of Changes in Partners' Capital, Years ended December 31, 2004

Notes to Financial Statements

Condensed Schedule of Investments, December 31, 2004

Acknowledgment

Independent Auditors' Report

The Board of Directors of CIS Investments, Inc. and the Partners of
IDS Managed Fund LLC:

We have audited the accompanying statements of financial condition of IDS Managed Fund LLC (the Fund) as of December 31, 2004 including the condensed schedule of investments as of December 31, 2004 and the related statements of operations and changes in partners' capital, for the year then ended. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IDS Managed Fund LLC as of December 31, 2004 and the results of its operations and changes in its partners' capital for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP
Chicago, Illinois
March 9, 2005

IDS MANAGED FUND LLC Statements of Financial Condition December 31, 2004

Assets
Assets:
Cash on deposit with Brokers	$8,407,982
Unrealized gain on open contracts	221,263

8,629,245

Interest Receivable	14,037

Total Assets	$8,643,282

Liabilities and Partners' Capital
Liabilities:
Accrued commissions	$5,439
Accrued exchange, clearing and NFA fees	141
Accrued management fees	14,373
Accrued incentive fees	0
Accrued operating expenses	14,000
Redemptions payable	248,297

Total liabilities	282,250

Partners' Capital:
Limited partners (56,256.41 units outstanding at December 31, 2004)	8,361,032

Total parters' capital	8,361,032

Total liabilities and partners' capital	$8,643,282

See accompanying notes to financial statements.

IDS MANAGED FUND LLC Statements of Operations December 31, 2004

Revenues (losses):
Gain on trading of commodity contracts:
Realized gain on closed positions	$1,995,376
Change in unrealized loss on open contracts	(926,564)
Interest income	115,040
Foreign currency transaction loss	(55)

Total revenues	1,183,797

Expenses:
Commissions	137,527
Exchange, clearing, and NFA fees	4,319
Management fees	193,448
Incentive fees	323,017
Other operating expenses	(5,242)

Total expenses	653,069

Net income	$530,728

Income per unit of limited partnership interest *	$8.31

* Represents the increase in unit value during the year.

See accompanying notes to financial statements.

IDS MANAGED FUND LLC Statements of Changes in Partners' Capital December 31, 2004

	Units*	Limited partners	Total partners' capital

Balance at December 31, 2003	76,451.74	$10,727,132	10,727,132

Net income		530,728	530,728

Redemptions	(20,195.33)	(2,896,828)	(2,896,828)

Balance at December 31, 2004	56,256.41	$8,361,032	8,361,032

Net asset value per unit December 31, 2004		$148.62

* Units of Limited Partnership interest.

See accompanying notes to financial statements.

IDS MANAGED FUND LLC Notes to Financial Statements December 31, 2004 and 2003

(1)	General Information and Summary
IDS Managed Fund LLC (the Fund), a limited liability company organized on November 19, 2001 under the Delaware Limited Liability Company Act, was formed to engage in the speculative trading of commodity interests including futures contracts, forward contracts, physical commodities, and related options thereon pursuant to the trading instructions of independent trading advisors. The Fund began trading on December 3, 2001. IDS Managed Futures, L.P. and IDS Managed Futures II, L.P. are the sole limited partners in the Fund, who organized the Fund to consolidate their trading activities with Sunrise Capital Partners LLC (Sunrise), the Commodity Trading Advisor (CTA). The Managers are IDS Futures Corporation (IDSFC), an affiliate of American Express Financial Advisors, Inc. (AEFA), formerly IDS Financial Services, Inc., and CIS Investments, Inc. (CISI), who are also the General Partners for IDS Managed Futures, L.P. and IDS Managed Futures II, L.P. The clearing broker is Cargill Investor Services, Inc. (Clearing Broker or CIS). The broker for forward contracts is CIS Financial Services, Inc. (CISFS or Forwards Currency Broker), an affiliate of CISI. The Clearing Broker and the Forwards Currency Broker collectively will be referred to as the Brokers. IDSFC acts as the Partnership's introducing broker and selling agent.

The Fund may be terminated at any time, upon written notice to Sunrise in the event that: (1) the Net Asset Value of the Fund assets allocated to Sunrise's management decreases as of the close of trading on any business day by more than thirty percent (30%) from the sum of the Net Asset Value of the Fund's assets allocated to Sunrise; (2) Sunrise is unable, to any material extent, to use its agreed-upon Trading Approach; (3) Sunrise's registration as a Commodity Trading Advisor under the Commodity Exchange Act (CEAct) or membership with the National Futures Association is revoked, suspended, terminated, or not renewed; (4) the Managers determine in good faith that Sunrise has failed to conform to the Fund's Trading Policies or limitations or any agreed-upon Trading Approach; (5) there is an unauthorized assignment of this Agreement by Sunrise; (6) Sunrise dissolves, merges, or consolidates with another entity or sells a substantial portion of its assets, any portion of its Trading Approach utilized by the Fund, or its business goodwill without the consent of the Managers; (7) there is a change of control of Sunrise; (8) Sunrise becomes bankrupt or insolvent; (9) Certain individuals, identified by the Partnership Agreement, cease to be active executive officers of Sunrise; or (10) the Managers for any reason or for no reason, in their sole discretion, terminate this Agreement by providing 30 days written notice.

(2)	Summary of Significant Accounting Policies
The accounting and reporting policies of the Fund conform to accounting principles generally accepted in the United States of America and to general practices within the commodities industry. The following is a description of the more significant of those policies that the Fund follows in preparing its financial statements.

(a) Revenue Recognition
Commodity futures contracts, forward contracts, and physical commodities are recorded on the trade date. All such transactions are recorded on the identified cost basis and marked to market daily. Unrealized gains on open contracts reflected in the statements of financial condition represent the difference between original contract amount and market value (as determined by exchange settlement prices for futures contracts and related options and cash dealer prices at a predetermined time for forward contracts, physical commodities, and their related options) as of the last business day of the year or as of the last date of the financial statements.

The Fund earns interest on 100% of the Fund's average monthly cash balance on deposit with the Brokers at a rate equal to 90% of the average 91-day Treasury bill rate for U.S. Treasury bills issued during that month.

(b) Redemptions
A limited partner may cause any or all of their units to be redeemed by the Fund effective as of the last trading day of any month of the Fund based on the Net Asset Value per unit on such date. Payment will be made within ten business days of the effective date of the redemption.

(c) Commissions
Brokerage commissions and National Futures Association clearing and exchange fees are accrued on a half-turn basis on open commodity futures contracts. The brokerage commissions payable will equal the $17.50 per half-turn contract plus applicable exchange, clearing, NFA fees, give-up charges, and international differentials. The Fund pays this commission directly to CIS and CISFS, and CIS then reallocates the appropriate portion to American Express Financial Advisors (AEFA Advisors).

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

(e) Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3)	Fees
Management fees are accrued and paid monthly; incentive fees are accrued monthly and paid quarterly. Under signed agreement Sunrise receives a monthly management fee of 0.167% (a 2% annual rate) of the Fund's month-end net assets calculated before reduction for any incentive fee and redemptions for the month. Also, under signed agreement the Fund pays to Sunrise a quarterly incentive fee equal to 20% of the new trading profits, if any, of the Fund. This fee is calculated after deduction of all trading expenses including management fee.

(4)	Income Taxes
No provision for Federal income taxes has been made in the accompanying financial statements as each partner is responsible for reporting income (loss) based on the pro rata share of the profits or losses of the Fund.

(5)	Trading Activities and Related Risks
The Fund engages in the speculative trading of U.S. and foreign futures contracts, and forward contracts (collectively derivatives). These derivatives include both financial and non-financial contracts held as part of a diversified trading strategy. The Fund is exposed to both market risk, the risk arising from changes in the market value of the contracts; and credit risk, the risk of failure by another party to perform according to the terms of a contract.

The purchase and sale of futures requires margin deposits with a Futures Commission Merchant (FCM). Additional deposits may be necessary for any loss on contract value. The Commodity Exchange Act requires an FCM to segregate all customer transactions and assets from the FCM's proprietary activities. A customer's cash and other property, such as U.S. Treasury Bills, deposited with an FCM are considered commingled with all other customer funds subject to the FCM's segregation requirements. In the event of an FCM's insolvency, recovery may be limited to a pro rata share of segregated funds available. It is possible that the recovered amount could be less than the total of cash and other property deposited.

The Fund has cash on deposit with an affiliate interbank market maker in connection with its trading of forward contracts. In the event of interbank market maker's insolvency, recovery of the Fund assets on deposit may be limited to account insurance or other protection afforded such deposits. In the normal course of business, the Fund does not require collateral from such interbank market maker. Due to forward contracts being traded in unregulated markets between principals, the Fund also assumes a credit risk, the risk of loss from counter party non-performance.

For derivatives, risks arise from changes in the market value of the contracts. Theoretically, the Fund is exposed to a market risk equal to the value of futures and forward contracts purchased and unlimited liability on such contracts sold short.

Net trading results from derivatives for the year ended December 31, 2004 are reflected in the statements of operations and equal gain (loss) from trading less brokerage commissions. Such trading results reflect the net gain arising from the Fund's speculative trading of futures contracts, and forward contracts.

The notional amounts of open contracts at December 31, 2004, as disclosed in the Condensed Schedule of Investments, do not represent the Fund's risk of loss due to market and credit risk, but rather represent the Fund's extent of involvement in derivatives at the date of the statements of financial condition.

The limited partners bear the risk of loss only to the extent of the market value of their respective investments.

(6)	Financial Highlights
The following financial highlights show the Fund's financial performance for the period ended December 31, 2004. Total return is calculated as the change in a theoretical beneficial owner's investment over the entire period - a percentage change in the net asset value from December 31, 2003 to December 31, 2004. Total return is calculated based on the aggregate return of the Fund taken as a whole.

Net Asset Value per unit at December 31, 2003	$ 140.31
Income per unit	8.31

Net Asset Value per unit at December 31, 2004	$ 148.62

Total Return:
Total return before incentive fee	8.85%
Less incentive fee allocation	2.93%

Total Return	5.92%

Ratio to average net assets:
Net income	5.60%
Expenses:
Expenses	3.49%
Incentive fees	3.41%

Total expenses	6.90%

The net income ratio and operating expenses ratios are computed based upon the weighted average net assets for the Fund for the period ended December 31, 2004.

IDS MANAGED FUND LLC Condensed Schedule of Investments December 31, 2004

	Number of contracts	Principal/ notional value	Value/open trade equity
Long positions
Futures positions (2.59%):
Agriculture	24	$933,750	44,925
Interest rates	124	13,265,713	31,727
Metals	62	2,958,107	92,636
Indices	19	2,854,071	47,404

		20,011,641	216,692

Currencies (2.68%)	114	28,705,830	224,171

Total long positions		$48,717,471	440,863

Short positions
Futures positions (-0.32%):
Agriculture	30	$367,863	5,475
Interest Rates	50	12,093,500	21,188
Metals	10	509,272	(53,463)

		12,970,635	(26,800)
Currencies (-2.31%)	88	15,820,824	(192,800)

Total short positions		$28,791,459	(219,600)

Total open contracts (2.65%)			$221,263

Cash on deposit with brokers (100.56%)			8,407,982
Other liabilities in excess of assets (-3.21%)			(268,213)

Net assets (100.00%)			$8,361,032

See accompanying notes to financials

IDS MANAGED FUND LLC Acknowledgments December 31, 2004, 2003 and 2002

Acknowledgment

To the best of my knowledge and belief, the information contained herein is accurate and complete.

Shaun D. O'Brien Chief Financial Officer, CIS Investments, Inc., One of the Managing Owners and Commodity Pool Operators of IDS Managed Fund LLC