Form 10-K/A, Exhibit 13
period 2004-12-31
IDS MANAGED FUTURES L P
filed 2005-08-19
CIK 809061

Back to the 10-K/A

Exhibit 13.02

IDS Managed Fund, LLC
Table of Contents

Independent Auditors' Report

Financial Statements:

      Statements of Financial Condition, December 31, 2004 and 2003

       Statements of Operations, Years ended December 31, 2004, 2003 and 2002

       Statements of Changes in Partners' Capital, Years ended December 31, 2004, 2003 and 2002

Notes to Financial Statements

Condensed Schedule of Investments, December 31, 2004

Acknowledgment

Independent Auditors' Report

The Board of Directors of CIS Investments, Inc. and the Partners of IDS Managed Fund LLC:

We have audited the accompanying statements of financial condition of IDS Managed Fund LLC (the Fund) as of December 31, 2004 and 2003, including the condensed schedule of investments as of December 31, 2004, and the related statements of operations and changes in partners' capital for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IDS Managed Fund LLC as of December 31, 2004 and 2003 and the results of its operations and changes in its partners' capital for each of the years in the three-year period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP
Chicago, Illinois
March 9, 2005

IDS MANAGED FUND LLC Statements of Financial Condition December 31, 2004 and 2003

Assets	2004	2003
Assets:
Cash on deposit with Brokers	$8,407,982	10,258,908
Unrealized gain on open contracts	221,263	1,147,827

	8,629,245	11,406,735

Interest Receivable	14,037	6,770

Total Assets	$8,643,282	11,413,505

Liabilities and Partners' Capital
Liabilities:
Accrued commissions	$5,439	6,699
Accrued exchange, clearing and NFA fees	141	217
Accrued management fees	14,373	18,954
Accrued incentive fees	-	239,821
Accrued operating expenses	14,000	34,000
Redemptions payable	248,297	386,682

Total liabilities	282,250	686,373

Partners' Capital:
Limited partners (56,256.41 and 76,451.74 units outstanding at December 31, 2004 and 2003, respectively)	8,361,032	10,727,132

Total parters' capital	8,361,032	10,727,132

Total liabilities and partners' capital	$8,643,282	11,413,505

See accompanying notes to financial statements.

IDS MANAGED FUND LLC Statements of Operations December 31, 2004, 2003 and 2002

Assets	2004	2003	2002
Revenues (losses):
Gain on trading of commodity contracts:
Realized gain on closed positions	$1,995,376	3,055,584	1,531,390
Change in unrealized (loss)gain on open contracts	(926,564)	(192,653)	1,167,597
Interest income	115,040	102,110	176,499
Foreign currency transaction (loss) gain	(55)	33,930	7,749

Total revenues	1,183,797	2,998,971	2,883,235

Expenses:
Commissions	137,527	185,532	314,097
Exchange, clearing, and NFA fees	4,319	8,032	8,785
Management fees	193,448	230,827	246,813
Incentive fees	323,017	392,920	538,018
Other operating expenses	(5,242)	23,655	29,567

Total expenses	653,069	840,966	1,137,280

Net income	$530,728	2,158,005	1,745,955

Income per unit of limited partnership interest *	$8.31	24,12	15.67

* Represents the increase in unit value during the years.

See accompanying notes to financial statements.

IDS MANAGED FUND LLC Statements of Changes in Partners' Capital December 31, 2004, 2003 and 2002

	Units*	Limited partners	Total partners' capital

Balance at December 31, 2001	129,935.02	$13,061,611	$13,061,611

Net income	-	1,745,955	1,745,955

Redemptions	(29,131.02)	(3,094,969)	(3,094,969)

Balance at December 31, 2002	100,804.00	11,712,597	11,712,597

Net income	-	2,158,005	2,158,005

Redemptions	(24,352.26)	(3,143,470)	(3,143,470)

Balance at December 31, 2003	76,451.74	10,727,132	10,727,132

Net income	-	530,728	530,728

Redemptions	(20,195.33)	(2,896,828)	(2,896,828)

Balance at December 31, 2004	56,256.41	$8,361,032	$8,361,032

Net asset value per unit December 31, 2004		$148.62
Net asset value per unit December 31, 2003		140.31
Net asset value per unit December 31, 2002		116.19

* Units of Limited Partnership interest.

See accompanying notes to financial statements.

IDS MANAGED FUND LLC Notes to Financial Statements

(1)	General Information and Summary
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

Net trading results from derivatives for the years ended December 31, 2004, 2003 and 2002 are reflected in the statements of operations and equal gain (loss) from trading less brokerage commissions. Such trading results reflect the net gain arising from the Fund's speculative trading of futures contracts, and forward contracts.

The notional amounts of open contracts do not represent the Fund's risk of loss due to market and credit risk, but rather represent the Fund's extent of involvement in derivatives at the date of the statements of financial condition.

The limited partners bear the risk of loss only to the extent of the market value of their respective investments.

(6)	Financial Highlights
The following financial highlights show the Fund's financial performance for the years presented below. Total return is calculated as the change in a theoretical beneficial owner's investment over the entire year - a percentage change in the net asset value during the year. Total return is based on the aggregate return of the Fund taken as a whole.

Net Asset Value per unit at December 31, 2001	$ 100.52
Income per unit	15.67

Net Asset Value per unit at December 31, 2002	$ 116.19
Income per unit	24.12

Net Asset Value per unit at December 31, 2003	$ 140.31
Income per unit	8.31

Net Asset Value per unit at December 31, 2004	$ 148.62

	2004	2003	2002
Total Return:
Total return before incentive fee	8.85%	24.01%	19.87%
Less incentive fee allocation	2.93%	3.25%	4.29%

Total return	5.92%	20.76%	15.58%
Ratio to average net assets:
Net income	5.60%	19.25%	14.44%

Expenses:
Expenses	3.49%	4.00%	4.96%
Incentive fees	3.41%	3.50%	4.45%

Total expenses	6.90%	7.50%	9.41%

The net income ratio and operating expenses ratios are computed based upon the weighted average net assets for the Fund for all periods presented.

IDS MANAGED FUND LLC Condensed Schedule of Investments December 31, 2004

	Number of contracts	Principal/ notional value	Value/open trade equity
Long positions
Futures positions (2.59%):
Agriculture	24	$933,750	44,925
Interest rates	124	13,265,713	31,727
Metals	62	2,958,107	92,636
Indices	19	2,854,071	47,404

		20,011,641	216,692

Currencies (2.68%)	114	28,705,830	224,171

Total long positions		$48,717,471	440,863

Short positions
Futures positions (-0.32%):
Agriculture	30	$367,863	5,475
Interest Rates	50	12,093,500	21,188
Metals	10	509,272	(53,463)

		12,970,635	(26,800)
Currencies (-2.31%)	88	15,820,824	(192,800)

Total short positions		$28,791,459	(219,600)

Total open contracts (2.65%)			$221,263

Cash on deposit with brokers (100.56%)			8,407,982
Other liabilities in excess of assets (-3.21%)			(268,213)

Net assets (100.00%)			$8,361,032

See accompanying notes to financials

IDS MANAGED FUND LLC Acknowledgments December 31, 2004, 2003 and 2002

Acknowledgment

To the best of my knowledge and belief, the information contained herein is accurate and complete.

/s/ Shaun D. O'Brien Shaun D. O'Brien Chief Financial Officer CIS Investments, Inc. August 19, 2005